News Releases 8 June 2001

Reuters Receives Request for Additional Information from Department of Justice

No. 16/01

London — Reuters Group PLC announced that it has received a request for additional information and documentation from the Department of Justice (DOJ) in connection with the regulatory review of the pending acquisition by Reuters of certain assets of Bridge Information Systems, Inc.

Reuters will continue to work with the DOJ and will promptly respond to the request for additional information. The company continues to anticipate closing the transaction before the end of August, subject to completion of regulatory review and satisfaction of the other closing conditions.

The request for additional information was issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

End

Contact:

Nancy Bobrowitz Senior Vice President Corporate Communications nancy.bobrowitz@reuters.com	Tel: +1 646 223 5220

Note to editors:

Reuters (www.about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,500 journalists, photographers and camera operators in 190 bureaux, serving 160 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries. Reuters celebrates its 150th anniversary this year.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

In addition, Reuters may not be able to complete the acquisition on the terms previously summarized or other acceptable terms, or at all, due to a number of factors, including failure to get applicable regulatory approval or to satisfy other closing conditions.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.